

October 9, 2012

Via E-mail
Mikio Fujitsuka
Director and Senior Executive Officer, Chief Financial Officer
Komatsu Ltd.
2-3-6 Akasaka
Minato-ku, Tokyo 107-8414
Japan

  Re: Komatsu Ltd.
    Form 20-F for the Fiscal Year Ended March 31, 2012
    Filed June 29, 2012
    File No. 001-07239

Dear Mikio Fujitsuka:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Russell Mancuso

      Russell Mancuso
      Branch Chief

cc (via e-mail): Susan T. Morita – Arnold & Porter LLP